UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

ADVANCED MEDICAL OPTICS, INC.

(Name of Subject Company)

ADVANCED MEDICAL OPTICS, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00763M108

(CUSIP Number of Class of Securities)

Aimee S. Weisner

Executive Vice President, Administration, and Secretary

1700 E. St. Andrew Place

Santa Ana, California 92705

(714) 247-8200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian J. McCarthy

Skadden, Arps, Slate, Meagher & Flom LLP

300 S Grand Avenue Suite 3400

Los Angeles, CA 90071

(213) 687-5000

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Joint Press Release

For Immediate Release

Abbott Media:

Melissa Brotz

(847) 935-3456

Scott Stoffel

(847) 936-9502

Abbott Investors:

John Thomas

(847) 938-2655

Tina Ventura

(847) 935-9390

AMO Media:

Steve Chesterman

(714) 247-8711

AMO Investors:

Sheree Aronson

(714) 247-8290

Abbott Expands Its Growing Medical Device Business with Acquisition of Advanced Medical Optics (AMO)

Adding an established global leader in ophthalmic care will provide long-term sustainable growth platform with more than $1 billion in annual sales

Acquisition gives Abbott a leadership position in another large and growing medical device segment

Abbott expects this transaction to be neutral to ongoing earnings per share in 2009 and accretive beginning in 2010

ABBOTT PARK, Ill., and SANTA ANA, Calif., Jan. 12, 2009 – Abbott (NYSE: ABT) and Advanced Medical Optics (AMO) (NYSE: EYE) announced today a definitive agreement for Abbott to acquire AMO for $22 per share in cash, for a total transaction value of approximately $2.8 billion, inclusive of estimated net debt at the time of closing. Based in Santa Ana, Calif., AMO is a global leader in ophthalmic care, comprised of three segments: cataract surgery, laser vision correction (LASIK), and eye care products. Globally, AMO holds the number one position in LASIK surgical devices, the number two position in the cataract surgical device market and the number three position in contact lens care products.

“Through superior vision care technologies and service, AMO has established itself as a leader in this multi-billion dollar medical device segment. With AMO, Abbott is enhancing and strengthening its diverse mix of medical device businesses and gaining a leadership position in another large and growing segment,” said Miles D. White, chairman and chief executive officer, Abbott. “Additionally, Abbott’s significant global presence will help drive growth opportunities for this business, especially in international markets, where favorable demographics are driving demand for advanced eye care procedures and products.”

“This transaction underscores the fundamental value of the AMO franchise, the talent and expertise of our global team, and the strength of our product offering, pipeline and strategy to provide refractive vision care for people of all ages,” said Jim Mazzo, chairman and chief executive officer, AMO, who will be remaining with Abbott as president, AMO. “Joining forces with Abbott will fortify our position as a global ophthalmic medical device leader and enhance our ability to serve eye care practitioners and patients around the world.”

Global Growth in Vision Correction
Population growth and demographic shifts are increasing demand for advanced vision care technologies across all geographies and age groups. For example, about 60 percent of people older than 60 have cataracts, which are the leading cause of vision loss among this age group. It is estimated that 700 million people globally are 60 years or older, and that number is expected to grow to one billion over the next decade.

“With AMO, Abbott will immediately become a global leader in vision,” said John M. Capek, executive vice president, Medical Devices, Abbott. “The business is poised for long-term growth, driven by advances in refractive surgery technologies, including LASIK, and an aging global population.”

Financial Terms

Under the terms of the agreement, Abbott will commence a tender offer by Jan. 26, 2009, to purchase all outstanding shares of AMO at $22 per share. The tender offer is conditioned on the tender of a majority of the outstanding shares of AMO’s common stock on a fully diluted basis. The $2.8 billion estimated value of the transaction is based on AMO’s approximately 62 million fully diluted shares outstanding, plus estimated net debt at the time of closing. The boards of directors of AMO and Abbott have approved the transaction. Abbott expects the transaction to be neutral to ongoing earnings per share in 2009, and accretive beginning in 2010, both before one-time transaction-related costs, which will be provided at a later date.

The transaction is subject to customary closing conditions, including antitrust clearances. Abbott and AMO expect the transaction to close in the first quarter of 2009.

Abbott Conference Call

Abbott will conduct a special conference call today at 8 a.m. Central time (9 a.m. Eastern time) to provide an overview of the transaction. The live Webcast will be accessible through Abbott’s Investor Relations Web site at www.abbottinvestor.com.

About Advanced Medical Optics (AMO)

AMO is focused on providing the full range of advanced refractive technologies and support to help eye care professionals deliver optimal vision and lifestyle experiences to patients of all ages. The company has operations in 27 countries and markets products in approximately 60 countries. For more information, visit the company’s Web site at www.amo-inc.com.

About Abbott

Abbott is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics. The company employs more than 68,000 people and markets its products in more than 130 countries.

Abbott’s news releases and other information are available on the company’s Web site at www.abbott.com.

Additional Information

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Abbott will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC). Investors and AMO security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by AMO with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s Web site at www.sec.gov.

AMO Forward-Looking Statements

Statements in this press release that refer to AMO’s estimated or anticipated future results such as statements from management, statements in the “Financial Terms” section and statements regarding business expectations are forward looking statements. All forward-looking statements by AMO in this press release reflect AMO’s current analysis of existing trends and information and represent AMO’s judgment only as of the date of this press release. Actual results may differ from current expectations based on a number of factors affecting AMO’s businesses including but not limited to the impact of the global economic downturn; unexpected changes in competitive, regulatory and market conditions; the performance of new products and the continued acceptance of current products; the execution of strategic initiatives; AMO’s ability to maintain a sufficient supply of products; litigation; and unexpected delays or impediments to the announced transaction.

In addition, matters generally affecting the domestic and global economy, such as changes in interest and currency exchange rates or consumer confidence indices, can affect AMO’s results. Therefore, the reader is cautioned not to rely on these forward-looking statements. AMO disclaims any intent or obligation to update these forward-looking statements. Additional information concerning these and other risk factors may be found in previous financial press releases issued by AMO. AMO’s public periodic filings with the Securities and Exchange Commission, including the discussion under the heading “Risk Factors” in AMO’s 2007 Form 10-K filed in March 2008 and Form 10-Q filed in November 2008 that include information concerning these and other risk factors. Copies of press releases and additional information about AMO are available at www.amo-inc.com, or by contacting AMO’s Investor Relations Department by calling (714) 247-8455.

Abbott Forward-Looking Statements

Some statements in this news release may be forward-looking statements for the purposes of the Private Securities Litigation Reform Act of 1995. We caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated. Economic, competitive, governmental, technological and other factors that may affect Abbott’s operations are discussed in Item 1A, “Risk Factors,” to our Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2007, and in Item 1A, “Risk Factors,” to Abbott’s Quarterly Report on Securities and Exchange Commission Form 10-Q for the quarters ended June 30, 2008, and September 30, 2008, and are incorporated by reference. Statements regarding the prospects of AMO’s business following acquisition by Abbott are qualified by AMO’s forward-looking statement language appearing above. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments.

Letter from Jim Mazzo to AMO Employees

Abbott To Acquire Advanced Medical Optics

Dear Friends of AMO,

On January 12, Advanced Medical Optics (AMO) and Abbott announced a definitive agreement for Abbott to acquire AMO. We expect the transaction to be completed within the first quarter.

This is an exciting and positive development as it represents a strategic move by one of the world’s premier companies into the ophthalmic medical device sector. Upon the transaction’s close, AMO will become part of Abbott’s medical device business. I look forward to providing continued leadership as president of the business.

Our two companies share a common goal: advancing medical science to provide better patient care. Abbott is among the world’s largest health care companies and is one of the most broad-based, with technologies that span the spectrum of care; from nutritional products to build and maintain health, to diagnostics to identify medical needs as early and accurately as possible, to medical devices and pharmaceuticals to treat them. Abbott is also among the most financially strong and stable of companies.

Let me assure you that we remain fully committed to providing a full complement of superior refractive, cataract and corneal products and services. We intend to make this transaction as seamless as possible to you and, as always, the entire AMO organization stands ready to deliver life-enhancing vision to eye care professionals and their patients. In fact, this union with Abbott will enable us to explore new opportunities for growth and expansion, and accelerate our ability to deliver new innovations that address important needs.

I am more enthusiastic than ever about the future of AMO and the industry. For more than 30 years, AMO has distinguished itself as an innovator and pioneer in the ophthalmic medical device arena. Abbott has thrived for more than 120 years by remaining at the forefront of evolving medical practice and technology. Together, we look forward to combining these rich traditions as we embark on a new chapter in our history.

Thank you.

Jim Mazzo

Chairman and CEO

Advanced Medical Optics, Inc.

Frequently Asked Questions

Acquisition of AMO by Abbott

Frequently Asked Questions and Answers

January 12, 2009

Q: Why are we making this move? What is the strategic rationale?

A: This transaction makes good sense for the employees, customers and shareholders of Abbott and AMO. It’s about making two companies even better, together. As a result of the AMO acquisition, Abbott would extend its highly successful diversification strategy. Abbott’s financial strength and significant global presence will enable the business to build on AMO’s leadership in the vision care market to take advantage of international growth opportunities – particularly in emerging markets.

Q: When do we expect this transaction will close?

A: We expect the closing to occur before the end of the first quarter of 2009.

Q: Who will lead AMO after the acquisition?

A: Jim Mazzo, AMO’s current chairman and chief executive officer, will continue to lead the business as its president and a senior vice-president within Abbott. He will report to John Capek, executive vice president, Abbott Medical Devices.

Q. What changes will be made within AMO as a result of the acquisition/integration?

A: Abbott intends to maintain AMO as a separate business unit and integrate it as is. It will become part of Abbott Medical Devices, which consists of several businesses that operate independently of one another: Abbott Vascular, Abbott Diabetes Care and Abbott Animal Health.

Q. What is Abbott’s track record for acquisitions?

A. In the past decade, Abbott has executed a significant number of highly successful acquisitions, and entered markets that were new to the company by adding market leaders such as AMO to its diverse base of businesses. Abbott Vascular and Abbott Diabetes Care, both part of the Medical Devices business, are excellent examples of this strategy.

Q: How will the integration process be managed?

A: An integration team, composed of employees from both Abbott and AMO will be responsible for managing the various aspects of the transition/integration. We expect to announce the members of this team very soon.

The guiding principles for managing the integration are:

•	Fair and balanced decision-making based on facts

•	Seek best-in-class solutions

•	Maintain business momentum

•	Work fast and efficiently

•	Treat employees fairly

•	Communicate on a timely basis

Q: When will we learn about the integration team’s decisions?

A: As the transaction progresses and more details are finalized, we will provide you with regular updates through a variety of existing and new internal communications channels. If you have any immediate questions about this, please contact your HR representative.

Q: If customers or other third parties ask about this transaction before it closes, what should I tell them?

A: First, you should tell them it’s business as usual, and that AMO will continue its commitment as a global leader in vision care. Upon the close of this transaction, it is expected that Abbott’s significant global presence and financial resources will further enhance and strengthen the AMO business.

Communication to Eye Care Professionals

Abbott To Acquire Advanced Medical Optics

Dear Eye Care Professional,

On January 12, Advanced Medical Optics (AMO) and Abbott announced a definitive agreement for Abbott to acquire AMO. We expect the transaction to be completed within the first quarter.

This is an exciting and positive development as it represents a strategic move by one of the world’s premier companies into the ophthalmic medical device sector. Upon the transaction’s close, AMO will become part of Abbott’s medical device business. I look forward to providing continued leadership as president of AMO.

Our two companies share a common goal: advancing medical science to provide better patient care. Abbott is among the world’s largest health care companies and is one of the most broad-based, with technologies that span the spectrum of care; from nutritional products to build and maintain health, to diagnostics to identify medical needs as early and accurately as possible, to medical devices and pharmaceuticals to treat them. Abbott is also among the most financially strong and stable of companies.

I know you have questions about what this means to you and the patients you serve. Let me assure you that we remain fully committed to providing a full complement of superior refractive, cataract and corneal products and services. This transaction should be seamless to you and, as always, the entire AMO organization stands ready to help you deliver life-enhancing vision to patients. In fact, this union with Abbott will enable us to explore new opportunities for growth and expansion, and accelerate our ability to deliver new innovations that address important needs.

I am more enthusiastic than ever about the future of AMO and the industry. For more than 30 years, AMO has distinguished itself as an innovator and pioneer in the ophthalmic medical device arena. Abbott has thrived for more than 120 years by remaining at the forefront of evolving medical practice and technology. Together, we look forward to combining these rich traditions as we embark on a new chapter in our history.

If you have any questions, please notify us immediately by contacting your local AMO sales representative so we can provide prompt assistance.

Thank you.

Jim Mazzo

Chairman and CEO

Advanced Medical Optics, Inc.

Communication to Advisors

January 12, 2009

AMO Advisors,

Today, we announced a definitive agreement for Abbott to acquire AMO in a transaction that we expect to be completed within the first quarter.

This is an exciting and positive development as it represents a strategic move by one of the world’s premier companies into the ophthalmic medical device sector. Upon the transaction’s close, AMO will become part of Abbott’s medical device business. I look forward to providing continued leadership as president of the business.

Our two companies share a common goal: advancing medical science to provide better patient care. Abbott is among the world’s largest health care companies and is one of the most broad-based, with technologies that span the spectrum of care; from nutritional products to build and maintain health, to diagnostics to identify medical needs as early and accurately as possible, to medical devices and pharmaceuticals to treat them. Abbott is also among the most financially strong and stable of companies.

Let me assure you that we remain fully committed to providing a full complement of superior refractive, cataract and corneal products and services. Moreover, we look forward to your continued counsel and advice on new technologies that can advance the practice of ophthalmology and optometry. We believe this union with Abbott will enable us to explore new opportunities for growth and expansion, and accelerate our ability to deliver new innovations that address important needs.

I am more enthusiastic than ever about the future of AMO and the industry. For more than 30 years, AMO has distinguished itself as an innovator and pioneer in the ophthalmic medical device arena. Abbott has thrived for more than 120 years by remaining at the forefront of evolving medical practice and technology. Together, we look forward to combining these rich traditions as we embark on a new chapter in our history.

If you have any questions, please feel free to contact me.

All the best,

Jim

Video Transcript of Jim Mazzo’s Address to AMO Employees – January 12, 2009

Hello everyone. This is a very exciting day for the global AMO family, including employees, customers and shareholders. A few minutes ago, we announced that we have signed an agreement under which Abbott will make a cash tender offer to acquire all of the outstanding common stock of AMO for $22 per share, for a total transaction value of approximately $2.8 billion, inclusive of estimated net debt at the time of closing.

Abbott is a global health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products. With $26 billion in annual sales and more than 68,000 employees across the globe, Abbott is among the world’s most widely respected companies… garnering frequent awards and recognition as a premier employer, scientific leader and engaged corporate citizen. Their products address a range of needs… from arthritis, hypertension and diabetes… to heart and pulmonary diseases and more. AMO becomes the cornerstone for their strategic and new entry into the large and growing vision care market.

We should all be very proud of the franchise we’ve built… and enthusiastic about the future potential of the organization we’ve created together. Not only has our dedication and hard work resulted in an outstanding financial transaction at a very attractive valuation… but it also has provided us the opportunity to join forces with Abbott and embark on a new chapter in our history.

I know this news must come as a surprise… and you’re wondering what it means for you, your AMO colleagues… and the practitioners and patients we serve. It is critical that you all understand that Abbott intends to maintain AMO as a separate business unit. We’ll continue to be headquartered in Santa Ana and our organization will remain largely intact. I will continue to lead the new AMO organization and am more committed than ever in our ability to realize our strategic vision… to provide Vision for Life. In fact, being part of the Abbott organization will allow us to explore new opportunities for growth and expansion… and accelerate the implementation of key strategies designed to extend our leadership position in all three of our businesses.

The transaction is anticipated to close in the first quarter of 2009. Both AMO and Abbott are experienced in managing through acquisitions so I expect things to move swiftly and efficiently. I know that I can count on all of you to raise questions when you have them, seek out the information you need to make well-informed decisions… and stay focused on meeting the needs of our customers and their patients. It is important to remember that until this transaction closes, we remain two separate companies … both focused on meeting 2009 objectives. We all benefit by making the transition as seamless and straightforward as possible… and I’ll do my best to keep you informed. To that end, we’ll be holding all-employee meetings on Wednesday in Santa Ana and in Milpitas to discuss the transaction and answer questions. These meetings will also be webcast live for those of you in our other facilities and you will be receiving instructions shortly on how to participate. John Capek, executive vice president of Abbott’s medical devices business will be on hand to introduce himself to you and provide an overview of Abbott and its approach to successfully integrating businesses. John was part of the Guidant vascular business that Abbott acquired a few years ago so he has first-hand knowledge to share with you on what to expect. Again, those of you who can’t attend in person can join us via a live Web cast. Check your e-mail or visit Eye-Site, the AMO employee intranet site, for details regarding how to participate. Also, over the coming days and weeks, we’ll provide status updates to you on Eye-Site… and via meetings and various other AMO communications vehicles.

Over the course of the last few weeks, I’ve become well acquainted with Abbott’s senior executive leadership. I have been consistently impressed with their candor, professionalism, energy and sincere commitment to health care and the people they serve. I consider these to be tangible examples of the vitality and integrity of Abbott’s corporate culture… and of the strong similarities between our two companies. As you become better acquainted with the Abbott organization, I’m sure you’ll share my view. Together, I’m confident that we can take AMO to new heights.

As always, I welcome your questions and feedback… and look forward to hearing from you. Thank you and good day.

Notice to investors:

The tender offer for the outstanding shares of common stock of Advanced Medical Optics, Inc. (“AMO”), has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Abbott Laboratories and a wholly-owned subsidiary of Abbott Laboratories will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and AMO will file a solicitation/recommendation statement on

Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to the stockholders of AMO at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.